Exhibit 99.1

Lufax Reports Second Quarter 2023 Financial Results

SHANGHAI, Aug. 21, 2023 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 & First Half 2023 Financial Highlights

•	Total income was RMB9,270 million (US$1,278 million) in the second quarter of 2023, compared to RMB15,288 million in the same period of 2022, representing a decrease of 39.4%.

•	Net profit was RMB1,004 million (US$138 million) in the second quarter of 2023, compared to RMB2,936 million in the same period of 2022.

(In millions except percentages, unaudited)	Three Months Ended June 30,
	2022	2023		YoY
	RMB	RMB	USD
Total income	15,288	9,270	1,278	(39.4%)
Total expenses	(10,935)	(7,957)	(1,097)	(27.2%)
Total expenses excluding credit and asset impairment losses, finance costs and other (gains)/losses	(6,322)	(4,954)	(683)	(21.6%)
Credit and asset impairment losses, finance costs and other (gains)/losses	(4,613)	(3,003)	(414)	(34.9%)
Net profit	2,936	1,004	138	(65.8%)

(In millions except percentages, unaudited)	Six Months Ended June 30,
	2022	2023		YoY
	RMB	RMB	USD
Total income	32,604	19,348	2,668	(40.7%)
Total expenses	(21,099)	(16,920)	(2,333)	(19.8%)
Total expenses excluding credit and asset impairment losses, finance costs and other (gains)/losses	(13,569)	(10,639)	(1,467)	(21.6%)
Credit and asset impairment losses, finance costs and other (gains)/losses	(7,529)	(6,281)	(866)	(16.6%)
Net profit	8,226	1,736	239	(78.9%)

Second Quarter 2023 & First Half 2023 Operational Highlights

•	Outstanding balance of loans enabled was RMB426.4 billion as of June 30, 2023, compared to RMB661.4 billion as of June 30, 2022, representing a decrease of 35.5%.

•	Cumulative number of borrowers increased by 8.3% to approximately 19.7 million as of June 30, 2023 from approximately 18.2 million as of June 30, 2022.

•	New loans enabled were RMB53.5 billion in the second quarter of 2023, compared to RMB129.5 billion in the same period of 2022, representing a decrease of 58.7%.

•	During the second quarter of 2023, excluding the consumer finance subsidiary, the Company bore risk on 39.2% of its new loans enabled, up from 21.7% in the same period of 2022.

•

As of June 30, 2023, including the consumer finance subsidiary, the Company bore risk on 27.5% of its outstanding balance, up from 21.2% as of June 30, 2022. Credit enhancement partners bore risk on 69.5% of outstanding balance, among which Ping An P&C accounted for a majority.

•	For the second quarter of 2023, the Company’s retail credit enablement business take rate[1] based on loan balance was 7.0%, as compared to 8.6% for the second quarter of 2022.

•

C-M3 flow rate[2] for the total loans the Company had enabled was 1.0% in the second quarter of 2023, remaining unchanged from the first quarter of 2023. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.2% and 0.5%, respectively, in the second quarter of 2023, as compared to 1.2% and 0.5%, respectively, in the first quarter of 2023.

•

Days past due (“DPD”) 30+ delinquency rate[3] for the total loans the Company had enabled was 5.9% as of June 30, 2023, as compared to 5.7% as of March 31, 2023. DPD 30+ delinquency rate for general unsecured loans was 6.8% as of June 30, 2023, as compared to 6.4% as of March 31, 2023. DPD 30+ delinquency rate for secured loans was 2.9% as of June 30, 2023, as compared to 3.2% as of March 31, 2023.

•

DPD 90+ delinquency rate[4] for the total loans enabled was 3.6% as of June 30, 2023, as compared to 3.3% as of March 31, 2023. DPD 90+ delinquency rate for general unsecured loans was 4.2% as of June 30, 2023, as compared to 3.7% as of March 31, 2023. DPD 90+ delinquency rate for secured loans was 1.7% as of June 30, 2023, as compared to 1.9% as of March 31, 2023.

•	As of June 30, 2023, Non-performing loan (NPL) ratio for consumer finance loans[5] was 2.2% as compared to 2.4% as of March 31, 2023.

Mr. YongSuk Cho, Chairman and Chief Executive Officer of Lufax, commented, “As the macroeconomic landscape moves towards recovery, our core SBO customers still faced some difficulties during the second quarter, affecting our operational landscape and impeding the trajectory of our U-shaped recovery. Nevertheless, we grew our bottom line and our strategic initiatives yielded encouraging initial results. Our focus on asset quality over quantity

[1]

The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

[2]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation.

[3]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[4]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[5]

Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 61 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

proved successful, as our C-M3 ratio stabilized during the second quarter. Furthermore, early indications suggest that the asset quality of recent loans, enabled under more stringent credit criteria, surpasses that of loans originated over the previous three years. Importantly, our consumer finance business continued on its healthy growth trajectory, with consumer finance loans as a percentage of total new loan sales increasing, total outstanding balance of consumer finance loans growing, and non-performing loan ratio declining sequentially. At the same time, we continued to refine our long-term strategy to minimize risk and diversify our business. Our multi-faceted strategic approach involves transitioning to the 100% guaranteed model, expanding our retail credit business, increased operational focus on high-performing regions, further optimization of our direct sales channels, and more stringent risk controls. Looking ahead, as we navigate through this transitory period, we believe that both near-term loan growth and profitability will remain suppressed. Nevertheless, we are confident that the stable regulatory environment, the favorable government policies, and the long-term foundations we are laying will ultimately drive our recovery and deliver sustainable value for shareholders.”

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “The second quarter saw a decrease in new loans enabled and our overall loan balance, impacting our top-line results during this period. We responded proactively by sharpening our steadfast focus on agile operations and cost control, which helped us to successfully generate a sequential increase in net profit. At the same time, we continued to execute on our upgraded strategy of concentrating on higher quality customers in more economically resilient regions. There are encouraging signs that our strategy is bearing fruit, with our average ticket size growing and our C-M3 ratio remaining stable compared with the first quarter. In contrast with the challenges faced by our retail credit model, our consumer finance business continued to develop healthily, with the total outstanding balance of consumer finance loans reaching RMB32.8 billion by the end of the second quarter, and the non-performing loan ratio falling by two percentage points sequentially to 2.2%. Meanwhile, we addressed compressed take rates, attributable to elevated premiums charged by our credit insurance partners, by advancing closer towards our 100% credit guaranteed model. As of the end of the second quarter, our risk-taking by balance had risen to 27.5% from 24.5% in the first quarter, and we expect this figure to exceed 40% by the end of the year. Looking ahead, we will continue to execute on our de-risk and diversify strategy while optimizing our operating costs, as we accelerate our transition to the 100% guarantee model and lay the groundwork for our U-shaped recovery.”

Mr. David Choy, Chief Financial Officer of Lufax, commented, “We continued to advance our efforts aimed at refining our cost structure and strengthening our business model in the second quarter. As a result, we reduced our total operating expenses by 27.2% year over year, and recorded a net profit of RMB1.0 billion during the quarter. Our balance sheet remains strong, with our cash at bank balance increasing to RMB46.9 billion since the end of our last fiscal year. Notably, our guarantee subsidiary’s leverage ratio stood at only 1.6x as of the end of the second quarter, compared to the regulatory maximum allowance of 10x. Furthermore, liquid assets[6] maturing in 90 days or less amounted to RMB38.2 billion as of the end of June 2023. Going forward, we are confident in the strength of our business model as we strive to deliver sustainable value and long-term growth for our shareholders.”

[6]	Liquid assets consist of cash at bank, financial assets at amortized cost, and financial assets at fair value through profit or loss with a maturity of 90 days or less as of June 30, 2023.

Second Quarter 2023 & First Half 2023 Financial Results

TOTAL INCOME

Total income was RMB9,270 million (US$ 1,278 million) in the second quarter of 2023, compared to RMB15,288 million in the same period of 2022, representing a decrease of 39.4%.

	Three Months Ended June 30,
(In millions except percentages, unaudited)	2022		2023		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	7,380	48.3%	4,076	44.0%	(44.8%)
Net interest income	5,010	32.8%	3,367	36.3%	(32.8%)
Guarantee income	1,936	12.7%	1,149	12.4%	(40.7%)
Other income	532	3.5%	310	3.3%	(41.7%)
Investment income	428	2.8%	370	4.0%	(13.6%)
Share of net profits of investments accounted for using the equity method	2	0.0%	(1)	(0.0%)	(165.6%)
Total income	15,288	100.0%	9,270	100.0%	(39.4%)

	Six Months Ended June 30,
(In millions except percentages, unaudited)	2022		2023		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	16,672	51.1%	9,086	47.0%	(45.5%)
Net interest income	9,994	30.7%	6,716	34.7%	(32.8%)
Guarantee income	3,838	11.8%	2,565	13.3%	(33.2%)
Other income	1,236	3.8%	538	2.8%	(56.5%)
Investment income	863	2.6%	445	2.3%	(48.4%)
Share of net profits of investments accounted for using the equity method	1	0.0%	(2)	(0.0%)	(215.3%)
Total income	32,604	100.0%	19,348	100.0%	(40.7%)

•

Technology platform-based income was RMB4,076 million (US$562 million) in the second quarter of 2023, compared to RMB7,380 million in the same period of 2022, representing a decrease of 44.8%, due to 1) the decrease of retail credit service fees attributable to the decrease in new loan sales and a lower fee rate, and 2) the decrease of referral and other technology platform-based income attributable to the decrease in transaction volume.

•

Net interest income was RMB3,367 million (US$464 million) in the second quarter of 2023, compared to RMB5,010 million in the same period of 2022, representing a decrease of 32.8%, mainly due to the decrease in new loan sales and a lower fee rate, partly offset by the increase of net interest income from the Company’s consumer finance business.

•

Guarantee income was RMB1,149 million (US$158 million) in the second quarter of 2023, compared to RMB1,936 million in the same period of 2022, representing a decrease of 40.7%, primarily due to the decrease in loan balance and a lower fee rate.

•

Other income was RMB310 million (US$43 million) in the second quarter of 2023, compared to RMB532 million in the same period of 2022, mainly due to the change of fee structure that the Company charged to its primary credit enhancement partner.

•

Investment income was RMB370 million (US$51 million) in the second quarter of 2023, compared to RMB428 million in the same period of 2022, mainly due to the decrease of fair value of investment assets.

TOTAL EXPENSES

Total expenses decreased by 27.2% to RMB7,957 million (US$1,097 million) in the second quarter of 2023 from RMB10,935 million in the same period of 2022. This decrease was mainly driven by sales and marketing expenses, as sales and marketing expenses decreased by 27.3% to RMB2,540 million (US$350 million) in the second quarter of 2023 from RMB3,496 million in the same period of 2022. Total expenses excluding credit impairment losses, asset impairment losses, finance costs and other (gains)/losses decreased by 21.6% to RMB4,954 million (US$683 million) in the second quarter of 2023 from RMB6,322 million in the same period of 2022.

	Three Months Ended June 30,
(In millions except percentages, unaudited)	2022		2023		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	3,496	22.9%	2,540	27.4%	(27.3%)
General and administrative expenses	762	5.0%	493	5.3%	(35.3%)
Operation and servicing expenses	1,581	10.3%	1,576	17.0%	(0.3%)
Technology and analytics expenses	483	3.2%	344	3.7%	(28.8%)
Credit impairment losses	3,513	23.0%	2,998	32.3%	(14.7%)
Asset impairment losses	352	2.3%	—	—	(100.0%)
Finance costs	221	1.4%	136	1.5%	(38.7%)
Other (gains)/losses—net	527	3.4%	(130)	(1.4%)	(124.8%)
Total expenses	10,935	71.5%	7,957	85.8%	(27.2%)

	Six Months Ended June 30,
(In millions except percentages, unaudited)	2022		2023		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	7,980	24.5%	5,570	28.8%	(30.2%)
General and administrative expenses	1,487	4.6%	1,249	6.5%	(16.0%)
Operation and servicing expenses	3,171	9.7%	3,134	16.2%	(1.2%)
Technology and analytics expenses	931	2.9%	686	3.5%	(26.4%)
Credit impairment losses	6,336	19.4%	6,130	31.7%	(3.3%)
Asset impairment losses	352	1.1%	—	—	(100.0%)
Finance costs	432	1.3%	324	1.7%	(24.9%)
Other (gains)/losses—net	409	1.3%	(173)	(0.9%)	(142.3%)
Total expenses	21,099	64.7%	16,920	87.5%	(19.8%)

•

Sales and marketing expenses decreased by 27.3% to RMB2,540 million (US$350 million) in the second quarter of 2023 from RMB3,496 million in the same period of 2022. The decrease was mainly due to 1) the decreased borrowers acquisition costs as a result of the decrease in new loan sales, 2) decreased investor acquisition and retention expenses and referral expenses from platform service attributable to the decreased transaction volume, and 3) decreased general sales and marketing expenses attributable to the decrease in salary as a result of optimization of sales team.

•

General and administrative expenses decreased by 35.3% to RMB493 million (US$68 million) in the second quarter of 2023 from RMB762 million in the same period of 2022, mainly due to the Company’s expense control measures and the decrease of tax and surcharge.

•

Operation and servicing expenses decreased by 0.3% to RMB1,576 million (US$217 million) in the second quarter of 2023 from RMB1,581 million in the same period of 2022, primarily due to the Company’s expense control measures and decrease of loan balance.

•

Technology and analytics expenses decreased by 28.8% to RMB344 million (US$47 million) in the second quarter of 2023 from RMB483 million in the same period of 2022 due to 1) the optimization of technology and research team, and 2) the Company’s improved efficiency.

•

Credit impairment losses decreased by 14.7% to RMB2,998 million (US$413 million) in the second quarter of 2023 from RMB3,513 million in the same period of 2022, mainly due to the decrease in provision of loans and receivables as a result of the decreased loan balance.

•

Finance costs decreased by 38.7% to RMB136 million (US$19 million) in the second quarter of 2023 from RMB221 million in the same period of 2022, mainly due to the increase of interest income from bank deposits and the decrease of interest as a result of our early repayment of Ping An Convertible Promissory Notes, partially offset by the increase of interest expenses driven by increased interest rates.

NET PROFIT

Net profit was RMB1,004 million (US$138 million) in the second quarter of 2023, compared to RMB2,936 million in the same period of 2022, as a result of the aforementioned factors.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share (“ADS”) were both RMB0.42 (US$0.06) in the second quarter of 2023. Each two ADSs represents one ordinary share (“Share”).

BALANCE SHEET

The Company had RMB 46,928 million (US$6,472 million) in cash at bank as of June 30, 2023, as compared to RMB43,882 million as of December 31, 2022. Net assets of the Company amounted to RMB94,818 million (US$13,076 million) as of June 30, 2023, as compared to RMB94,787 million as of December 31, 2022.

Recent Developments

Declaration of Semi-Annual Dividend

The Board has approved a cash dividend of US$0.078 per ordinary share or US$0.039 per ADS for the six-month period ended June 30, 2023, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 12, 2023, Hong Kong time and New York time, respectively. The Company expects the semi-annual dividend to be paid to the holders of ordinary shares on Monday, October 24, 2023 (Hong Kong time). The depositary, Citibank, N.A., expects to pay the dividend to the holders of ADSs on October 30, 2023 (New York time). Dividend to be paid to the Company’s ADS holders through the depositary will be subject to the terms of the deposit agreement.

For holders of ordinary shares, in order to qualify for entitlement to the dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, for registration not later than 4:30 p.m. on October 12, 2023 (Hong Kong time).

Business Outlook

For the full year of 2023, the Company expects its new loans enabled to be in the range of RMB190 billion to RMB210 billion.

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Monday, August 21, 2023 (9:00 A.M. Beijing Time on Tuesday, August 22, 2023) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call

Registration Link: https://www.netroadshow.com/events/login?show=b1fbb5ad&confId=53994

A replay of the conference call will be accessible through August 28, 2023 (dial-in numbers: +1 (866) 813-9403 or +1 (929) 458-6194; replay access code: 308687). A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with 91 financial institutions in China as funding and credit enhancement partners, many of which have worked with the Company for over three years.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.2513 to US$1.00, the rate in effect as of June 30, 2023, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	7,379,637	4,075,697	562,064	16,671,652	9,086,070	1,253,026
Net interest income	5,010,245	3,366,917	464,319	9,993,806	6,715,547	926,116
Guarantee income	1,936,139	1,148,646	158,406	3,838,473	2,565,405	353,786
Other income	532,002	310,170	42,774	1,235,577	537,632	74,143
Investment income	428,234	370,043	51,031	863,222	445,007	61,369
Share of net profits of investments accounted for using the equity method	1,754	(1,151)	(159)	1,377	(1,587)	(219)
Total income	15,288,011	9,270,322	1,278,436	32,604,107	19,348,074	2,668,221
Sales and marketing expenses	(3,495,839)	(2,540,067)	(350,291)	(7,979,735)	(5,570,120)	(768,155)
General and administrative expenses	(761,940)	(493,345)	(68,035)	(1,487,481)	(1,249,416)	(172,302)
Operation and servicing expenses	(1,581,171)	(1,576,137)	(217,359)	(3,170,998)	(3,134,026)	(432,202)
Technology and analytics expenses	(483,385)	(344,131)	(47,458)	(931,268)	(685,616)	(94,551)
Credit impairment losses	(3,512,913)	(2,997,706)	(413,403)	(6,336,429)	(6,129,506)	(845,298)
Asset impairment losses	(351,956)	—	—	(351,956)	—	—
Finance costs	(221,279)	(135,649)	(18,707)	(432,071)	(324,288)	(44,721)
Other gains/(losses)—net	(526,718)	130,444	17,989	(408,691)	172,856	23,838
Total expenses	(10,935,201)	(7,956,591)	(1,097,264)	(21,098,629)	(16,920,116)	(2,333,391)
Profit before income tax expenses	4,352,810	1,313,731	181,172	11,505,478	2,427,958	334,831
Income tax expenses	(1,416,356)	(310,113)	(42,767)	(3,279,143)	(691,970)	(95,427)
Net profit for the period	2,936,454	1,003,618	138,405	8,226,335	1,735,988	239,404
Net profit/(loss) attributable to:
Owners of the Group	2,908,962	965,349	133,128	8,187,904	1,637,325	225,797
Non-controlling interests	27,492	38,269	5,278	38,431	98,663	13,606
Net profit for the period	2,936,454	1,003,618	138,405	8,226,335	1,735,988	239,404
Earnings per share
-Basic earnings per share	2.54	0.84	0.12	7.16	1.43	0.20
-Diluted earnings per share	2.46	0.84	0.12	6.73	1.43	0.20
-Basic earnings per ADS	1.27	0.42	0.06	3.58	0.72	0.10
-Diluted earnings per ADS	1.23	0.42	0.06	3.37	0.72	0.10

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	USD
Assets
Cash at bank	43,882,127	46,927,978	6,471,664
Restricted cash	26,508,631	16,525,118	2,278,918
Financial assets at fair value through profit or loss	29,089,447	23,174,613	3,195,925
Financial assets at amortized cost	4,716,448	3,628,947	500,455
Accounts and other receivables and contract assets	15,758,135	10,245,741	1,412,952
Loans to customers	211,446,645	163,236,747	22,511,377
Deferred tax assets	4,990,352	4,991,199	688,318
Property and equipment	322,499	248,284	34,240
Investments accounted for using the equity method	39,271	37,684	5,197
Intangible assets	885,056	879,258	121,255
Right-of-use assets	754,010	557,225	76,845
Goodwill	8,911,445	8,911,445	1,228,944
Other assets	1,958,741	1,517,147	209,224

Total assets	349,262,807	280,881,386	38,735,314

Liabilities
Payable to platform users	1,569,367	1,436,543	198,108
Borrowings	36,915,513	31,813,817	4,387,326
Bond payable	2,143,348	1,151,921	158,857
Current income tax liabilities	1,987,443	544,309	75,064
Accounts and other payables and contract liabilities	12,198,654	7,558,070	1,042,306
Payable to investors of consolidated structured entities	177,147,726	121,523,513	16,758,859
Financing guarantee liabilities	5,763,369	4,720,097	650,931
Deferred tax liabilities	694,090	648,329	89,409
Lease liabilities	748,807	545,060	75,167
Convertible promissory note payable	5,164,139	5,556,909	766,333
Optionally convertible promissory notes	8,142,908	8,726,033	1,203,375
Other liabilities	2,000,768	1,839,112	253,625

Total liabilities	254,476,132	186,063,713	25,659,359

Equity
Share capital	75	75	10
Share premium	32,073,874	31,290,230	4,315,120
Treasury shares	(5,642,769)	(5,642,769)	(778,173)
Other reserves	2,158,432	1,439,763	198,552
Retained earnings	64,600,234	66,237,559	9,134,577

Total equity attributable to owners of the Company	93,189,846	93,324,858	12,870,086

Non-controlling interests	1,596,829	1,492,815	205,869

Total equity	94,786,675	94,817,673	13,075,955

Total liabilities and equity	349,262,807	280,881,386	38,735,314

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	(1,034,772)	1,994,730	275,086	(2,736,994)	5,280,779	728,253
Net cash generated from/(used in) investing activities	6,048,599	(339,249)	(46,785)	12,943,660	1,835,491	253,126
Net cash generated from/(used in) financing activities	(6,577,441)	(8,844,090)	(1,219,656)	(7,302,588)	(11,621,316)	(1,602,653)
Effects of exchange rate changes on cash and cash equivalents	24,535	393,412	54,254	2,358	427,092	58,899

Net increase/(decrease) in cash and cash equivalents	(1,539,079)	(6,795,197)	(937,101)	2,906,436	(4,077,954)	(562,376)
Cash and cash equivalents at the beginning of the period	30,941,825	32,254,754	4,448,134	26,496,310	29,537,511	4,073,409

Cash and cash equivalents at the end of the period	29,402,746	25,459,557	3,511,033	29,402,746	25,459,557	3,511,033